SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the

                         Securities Exchange Act of 1934


                          For the month of August 2005


                       FRESENIUS MEDICAL CARE CORPORATION
                 -----------------------------------------------
                 (Translation of registrant's name into English)


                              Else-Kroner Strasse 1
                                61346 Bad Homburg
                                     Germany
                    ----------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F  [X]     Form 40-F  [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                Yes [ ]             No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

         This Report on Form 6-K shall be incorporated by reference in the prospectus, dated July 20, 2005 (the "Prospectus"), of Fresenius Medical Care AG (the "Company") included in the Company's Registration Statement (Registration No. 333-124759) on Form F-4 and shall be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission.

         The Company has received certain counter proposals to the proposals of the management board and the supervisory board. All counter proposals received by the Company during the period ended two weeks before the meeting date have been posted on our web site, www.fmc-ag.com. (By furnishing the Company's web site address in this report, the Company does not intend to incorporate any information on its web site into this report or into the Prospectus referred to above, and readers of this report should not consider any information on the Company's web site to be part of this report or the Prospectus). The following sets forth certain information relating to such counterproposals:

Counter Proposals to the Proposed Conversion of Preference Shares into Ordinary
-------------------------------------------------------------------------------
Shares (Agenda Item 1 of the Extraordinary General Meeting; Sole Agenda Item of
-------------------------------------------------------------------------------
the Separate Meeting of Preference Shareholders)
------------------------------------------------

         On August 12, 2005, the Company received a counterproposal from Citadel Equity Fund, Ltd., London. The counterproposal relates to both paragraph b) of the first resolution proposed for adoption at the extraordinary general meeting to be held August 30, 2005 and the sole resolution proposed for adoption at the separate meeting of preference shareholders. If approved, the counterproposal would reduce the conversion premium payable by holders of preference shares who elect to convert their shares into ordinary shares to (euro)9.75 per share. The text of the English translation of the counterproposal is as follows:

         b) Only preferred bearer shares without voting rights shall be converted into ordinary bearer shares with voting rights, which have been submitted to the Company in due time and in compliance with the conditions for the purpose of conversion together with the conversion declaration of the respective shareholder and a conversion premium in the amount of (euro)9.75 per preferred bearer share.

         Citadel Equity Fund Ltd., London has provided the following statement in support of its counterproposal:

         Grounds
         -------

         The counter-motion is aimed at a reduction of the conversion premium to be paid by the holders of preferential shares upon acceptance of the exchange offer from (euro)12.25 to (euro)9.75.

         The conversion premium in the amount of (euro)12.25 initially proposed by the executive board and the supervisory board corresponds to 66% of the price difference of the stock prices of ordinary shares and of preferred shares and thus to a discount of approximately 10% on the stock price of the ordinary shares (in each case on the basis of the weighted average stock prices of both share classes of shares during the three-month-reference period prior to the ad hoc announcement). In our view, the amount of the proposed conversion premium of (euro)12.25 does not properly reflect the relative value of both classes of shares after the transformation of the legal form proposed as item 4 on the agenda and is, therefore, not appropriate, as the holders of preferred shares receive common shares in a partnership limited by shares (KGaA), and not in a stock corporation without a controlling main shareholder.

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         A reduction of the conversion premium to (euro)9.75 addresses our concerns. The proposed premium of (euro)9.75 increases the likelihood of success of the exchange offer. The reduction is in the interest of the Company, because it will greatly increase the chance of success of the preferred shares voting to approve the Conversion and will lead to greater acceptance by the holders of preferred shares in the Conversion. This will achieve the Company's stated goal of increasing liquidity of the common shares and improving DAX weighting. According, we believe that it is in the interest of both common and preferred shareholders and the Company that this counter proposal be approved.

         Two other counter proposals recommend that the conversion be effected without payment of any conversion premium.

         The Company expects that the counterproposal submitted by Citadel Equity Fund Ltd., London will be voted upon at the extraordinary general meeting and, if approved, will be voted upon at the separate meeting of preference shareholders, prior to submission of the agenda items set forth in the respective invitations to the meetings. On August 15, 2005, the Company issued a press release announcing that Fresenius AG, the owner of approximately 50.76% of the Company's ordinary shares, had informed the Company that it intends to vote its shares in favor of the counterproposal submitted by Citadel Equity Fund Ltd., London. A copy of the Company's press release is being filed as an exhibit to this report. If the counterproposal submitted by Citadel Equity Fund Ltd., London is approved, the original conversion proposal with a conversion premium of (euro)12.25 will not be considered at the meetings.

Counter Proposal Relating to the Transformation of Legal Form (Agenda Item 4 of
-------------------------------------------------------------------------------
the Extraordinary General Meeting)
----------------------------------

         On August 16, 2005, the Company received a counter proposal from the Deutsche Schutzvereinigung fur Wertpapierbesitz (German Association for Private Investors - "DSW"). The full text of the English translation of the counter proposal is set forth below:

         The DSW (Deutsche Schutzvereinigung fur Wertpapierbesitz - German Association for Private Investors) will oppose the proposal of the Management Board and the Supervisory Board on the resolution on agenda item 4 b (Resolution on the transformation of Fresenius Medical Care AG into Fresenius Medical Care AG & Co. KGaA). With the voting rights that it is representing, the DSW will vote against the transformation of the legal form of the company into a Kommanditgesellschaft auf Aktien (Partnership Limited by Shares).

         DSW London has provided the following statement in support of its counterproposal:

         Reason:
         -------

         The DSW explicitly appreciates the proposed conversion of non-voting preference shares into bearer ordinary shares on agenda item 1. The consolidation of both share classes will lead to an increased free float and, presumably, to an improved trading liquidity of the simplified share class of "Ordinary Shares." Furthermore the position in the stock index can be ensured.

         However, DSW explicitly disapproves the notion of a link between the merging of the two share classes and the proposed transformation of the legal form as per agenda item 4 b:

         From the perspective of the DSW, the legal form of an AG & Co. KGaA is only suitable to a limited extent for a listed public company. On the one hand the complicated corporate law requires explanation, especially for foreign investors. On the other hand and from the perspective of the free float shareholders, this legal form has some controlling deficiencies that are not in the vested interest of good corporate governance. The Management Board of the KGaA is incumbent to a personally liable partner that in the case of Fresenius Medical Care is in turn another publicly traded stock corporation. In this case, the personally liable partner is FMC Management AG, which is a wholly-owned subsidiary of the parent company Fresenius AG. Among the Management Board of Fresenius AG and the Management Board of FMC Management AG, there are some members that serve on both boards. For the free float ordinary shareholders of Fresenius Medical Care this means that the Supervisory Board, which was elected by the free float ordinary shareholders, will not have rights regarding the competency of members of the Management Board of the managing FMC Management AG. With the proposed structure, the right to appoint and recall members of the Management Board according to the German Stock Corporation Act would then not be within the right of the Supervisory Board of the publicly listed company, but rather the right of the Supervisory Board of the management company, which is controlled by the parent company.

         This would result in a situation whereas the advantages that can be attributed to the conversion of the preference shares into ordinary shares for raising equity in the capital market and presumably the development of share value would in turn be disadvantaged by the legal form of a KGaA. It is notable, that the parent company is the only party that could compensate the controlling deficiencies related to the legal form of the KGaA as it controls the management company, whereas the free float shareholders and the Supervisory Board that has been duly elected thereof would thus have to accept less voting rights.

         This is the reason why the DSW will vote against the transformation of Fresenius Medical Care AG into an AG & Co. KGaA and requests other ordinary shareholders to follow this vote.


                                    EXHIBITS

Exhibit 99.   Press release issued August 15, 2005


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


DATE:  August 18, 2005

                                       FRESENIUS MEDICAL CARE
                                       AKTIENGESELLSCHAFT


                                     By: /s/ BEN LIPPS
                                         ---------------------------------------
                                         Name: Dr. Ben Lipps
                                         Title: Chief Executive Officer and
                                                Chairman of the Management Board



                                     By: /s/ LAWRENCE A. ROSEN
                                         ---------------------------------------
                                         Name: Lawrence A. Rosen
                                         Title: Chief Financial Officer